AMERICAS GOLD AND SILVER ANNOUNCES HIGH-GRADE INFILL DRILL RESULTS AT THE COSALÁ COMPLEX HIGHLIGHTING SUBSTANTIAL UPSIDE COMPARED TO MINERAL RESOURCE GRADES, INCLUDING 599.8 G/T AG, 0.8% CU OVER 14.0M AND 509.7 G/T AG, 0.4% CU OVER 10.0M

TORONTO, ONTARIO - June 1, 2026 - Americas Gold and Silver Corporation (TSX: USA) (NYSE American: USAS) ("Americas" or the "Company"), a growing North American precious metals and antimony producer, is pleased to announce high-grade drill results from the Company's ongoing resource conversion drilling program at the Cosalá Complex. Drilling was conducted in Q4 2025 through Q1 2026 at the San Rafael Upper, 120 Upper and 120 Lower zones with drilling at all three zones returning substantially higher silver grades than the currently modeled resource. These results represent significant upside potential to the future mine plan as they were reported after the October 31, 2025, Mineral Resource cutoff date, and therefore not included in the Company's recently announced Mineral Resource and Reserve statement (see Americas news release dated March 30, 2026).

The 14 reported drillholes have not only confirmed the modeled thickness of the Mineral Resource but also represent a potential substantial increase in average silver grades in the San Rafael Upper and 120 zones versus the 2026 reported Mineral Resource grades. All reported drill intercepts are directly adjacent to existing infrastructure and are currently being incorporated into an optimized mine plan heading into H2 2026.

Paul Andre Huet, Chairman and CEO, commented: "Today's results at Cosalá are truly spectacular and I'd like to congratulate the Cosalá team who continue to exceed expectations at every level. Mineral Resource conversion drilling at the San Rafael Upper and 120 zones is consistently averaging 2-3x the previously reported inferred Mineral Resource grades. Furthermore, the highlight intercept in hole SR568 intersected 14.0 meters grading 599.8 g/t Ag in a section of the Mineral Resource that predicted silver grades of 110 g/t, representing more than 5x potential upgrade to the grades in that area when compared to our current Mineral Resource. These excellent drill intercepts are immediately adjacent to existing mine infrastructure, and we are looking forward to incorporating these results into our optimized mine planning process as we move into H2 2026.

The Company is on track to complete the most aggressive drilling campaign in company history in 2026, and today's results further highlight the incredible potential remaining to be unlocked with the drill bit at each of our operations."

Figure 1: (L) Long section of Cosalá Complex with highlighted drill results at the San Rafael Upper and 120 Zones

Table 1: Key Intercepts returned from Q4 2025 and Q1 2026 resource infill drilling at the Cosalá Complex

San Rafael & 120 Zone Resource Infill - Highlight Drill Results (as of May 15, 2026)
Hole #	Width (m)*	Ag (g/t)	Cu (%)	Pb (%)	Zn (%)	Au (g/t)	Zone
SR559	12.0	116.6	0.30	0.11	0.10	0.15	San Rafael Upper
SR561	18.0	183.5	0.54	0.10	0.21	0.28
and	18.0	109.5	0.32	0.10	0.20	0.17
SR565	8.4	192.8	0.15	1.01	0.09	0.48
SR566	10.0	509.7	0.43	0.70	0.10	0.59
SR567	9.3	183.6	0.33	1.10	6.79	0.09
and	9.2	133.0	0.22	0.15	0.38	0.37
SR568	14.0	599.8	0.83	0.47	0.20	0.44
and	7.0	130.6	0.20	0.33	0.77	0.53
120-26-G102	19.9	181.3	0.55	0.04	0.10	0.14	120 Upper
and	4.0	181.1	0.86	0.18	0.18	0.12
120-26-G103	19.0	187.7	0.54	0.04	0.13	0.15
120-26-G104	22.5	306.0	0.87	0.23	0.41	0.47
120-26-G105	22.8	329.0	0.83	0.08	0.17	0.44
120-26-G106	9.5	355.0	1.19	0.03	0.30	0.37
120-25-G93	32.8	216.1	0.49	0.23	0.16	0.32	120 Lower
120-25-G94	33.7	388.0	0.98	0.13	0.22	0.43
and	10.4	330.5	0.70	0.23	0.53	0.19
120-25-G95	45.0	342.9	0.85	0.12	0.24	0.35

*Note: Reported intercepts are estimated true widths.
A full table of drill collars and assay results can be found at: https://americas-gold.com/site/assets/files/4295/dr20260601.pdf

About Americas Gold and Silver Corporation
Americas Gold & Silver is a rapidly growing North American mining company producing silver, copper, and antimony from high-grade operations in the U.S. & Mexico. In Dec. 2024, Americas acquired 100% ownership of the Galena Complex (Idaho) in a transaction with Eric Sprott, former 40% Galena owner, in exchange becoming Americas' largest shareholder at ~14%. This unitized Galena as a cornerstone U.S. silver asset and the nation's largest antimony mine. In Dec. 2025, Americas acquired the fully permitted, past-producing Crescent Silver Mine (9 mi from Galena), creating significant potential future synergies through shared infrastructure & processing. Americas also owns & operates the Cosalá Ops. in Mexico. Americas is fully funded to aggressively grow production at the Galena Complex, Crescent and in Mexico with an aim to be a leading North American silver producer and a key source of U.S.-produced antimony.

For more information:
Miranda Powell
Manager, Communications
Americas Gold and Silver Corporation
+1 (775) 771-8832

Technical Information and Qualified Persons
The scientific and technical information contained herein has been reviewed and approved by Rick Streiff, Certified Professional Geologist (CPG#11108), EVP, Geology of the Company. The Company's current Annual Information Form and the NI 43-101 Technical Reports for its material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, and EDGAR at www.sec.gov, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company's material mineral properties, including a breakdown by category.

The diamond drilling program used HQ and NQ-size core with core stored in a secure facility, photographed, logged and sampled based on lithologic and mineralogical interpretations. The Company's standard QA/QC practices are utilized with standards of certified reference materials, field duplicates and blanks inserted into the sample stream prior to shipment to the ALS Chemex de Mexico prep lab in Hermosillo, Sonora, Mexico. ALS Chemex de Mexico is a ISO/IEC 17025-accredited laboratory, which utilizes industry standard sample preparation procedures, including crushing, pulverizing, and internal quality control protocols. Following preparation, 150 gram pulp aliquots are shipped to ALS Vancouver, Canada, for analysis.

Gold analyses is performed by atomic absorption spectrometry (AA). Silver, copper, lead, and zinc are analyzed following four-acid digestion with an ICP-AES finish (method ME-OG62). Samples returning silver values above the upper detection limit of 1,500 ppm Ag are re-analyzed by fire assay with a gravimetric finish (method AG-GRA21).All mining terms used herein have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), as required by Canadian securities regulatory authorities. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies.  Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under SEC standards. Accordingly, information contained in this news release may not be comparable to similar information made public by companies subject to the SEC's reporting and disclosure requirements.

Cautionary Statement on Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, Americas' expectations, intentions, plans, assumptions, and beliefs with respect to, among other things, the potential for significant potential upside to the future mine plan at Cosalá, the potential for increase in average silver grades in the San Rafael Upper and 120 zones and the optimization of the mine plan at Cosalá for the second half of 2026, the potential upgrade to the grades at the Cosalá Complex, the incorporation of results into the Company's optimized mine planning process, statements with respect to drill programs, assay results and the interpretation of the results of such drill programs, the upside potential to future mine plans, and statements about the Company's exploration strategy (including its 2026 drilling campaign) and are subject to the risks and uncertainties outlined below. Often, but not always, forward-looking information can be identified by forward-looking words such as "anticipate," "believe," "expect," "goal," "plan," "intend," "potential," "estimate," "may," "assume," and "will" or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions, or statements about future events or performance. Forward-looking information is based on the opinions and estimates of Americas as of the date such information is provided and is subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of Americas to be materially different from those expressed or implied by such forward-looking information. These risks and uncertainties include, but are not limited to the risk factors relating to the Company found under the heading "Risk Factors" in the Company's Annual Information Form dated March 27, 2026 or the Company's MD&A for the three months ended March 31, 2026 dated May 14, 2026; interpretations or reinterpretations of geologic information; unfavorable exploration results; inability to obtain permits required for future exploration, development, or production; general economic conditions and conditions affecting the mining industry; the uncertainty of regulatory requirements and approvals; potential litigation; fluctuating mineral and commodity prices; the ability to obtain necessary future financing on acceptable terms or at all; risks associated with the mining industry generally, such as economic factors (including future commodity prices, currency fluctuations, and energy prices), ground conditions, failure of plant, equipment, processes, and transportation services to operate as anticipated, environmental risks, government regulation, actual results of current exploration and production activities, possible variations in grade or recovery rates, permitting timelines, capital expenditures, reclamation activities, labor relations; and risks related to changing global economic conditions and market volatility. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated, or intended. Readers are cautioned not to place undue reliance on such information. Additional information regarding the factors that may cause actual results to differ materially from this forward-looking information is available in Americas' filings with the Canadian Securities Administrators on SEDAR+ and with the SEC. Americas does not undertake any obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events, or other such factors which affect this information, except as required by law. Americas does not give any assurance (1) that Americas will achieve its expectations, or (2) concerning the result or timing thereof. All subsequent written and oral forward-looking information concerning Americas are expressly qualified in their entirety by the cautionary statements above.